February 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Jan Woo

Re:	Viant Technology Inc.

Registration Statement on Form S-1 (File No. 333-252117)

Dear Ms. Woo:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned, BofA Securities, Inc., as the representative of the underwriters of the offering pursuant to the above-captioned Registration Statement on Form S-1 (File No. 333-252117, the “Registration Statement”), hereby joins the Company in respectfully requesting acceleration of the effective date of the Registration Statement by the Securities and Exchange Commission to February 9, 2021 at 4:00 p.m. Eastern time, or as soon as practicable thereafter, unless the Company or the Company’s outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 763 electronic copies of the Preliminary Prospectus are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,
BOFA SECURITIES, INC. as representative of the several underwriters BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory

[Signature Page to Acceleration Request]